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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED DECEMBER 7, 2001

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

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                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          FORM 20-F  X                                    FORM 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          YES                                                NO  X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
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                          INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ASE TEST LIMITED


Dated: December 7, 2001                     By: /s/ Joseph Tung
                                               --------------------------------
                                               Name:  Joseph Tung
                                               Title: Director

ASE TEST LIMITED                                               December 7, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.        886-2-8780-5489             Mobile   886-920-189-608
Fax.        886-2-2757-6121             email:   jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.        408-567-4383                email:   rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:      Mylene Kok        65-879-9881        mylene.kok@tfn.com.sg
In the US:            Daniel Loh        212-701-1998       dan.loh@thomsonir.com
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               ASE Test Limited Announces NOVEMBER 2001 REVENUES

Taipei, Taiwan, R.O.C., DECEMBER 7, 2001 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated November 2001 net revenues were US$23.27 million. Compared to prior periods, the November figure represented a drop of 44% year-over-year and an increase of 3% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                            November          October          November              YoY        Sequential
(US$000)                        2000             2001              2001           Change            Change
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Net Revenues                  41,714           22,669            23,270             -44%                3%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

                               [GRAPHIC OMITTED]

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(US$000)      Jan. '01   Feb. '01   Mar. '01   Apr. '01   May '01   Jun. '01   Jul. '01   Aug. '01   Sep. '01   Oct. '01   Nov. '01
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Net Revenues    36,699     32,044     34,433     23,609    22,320     21,407     18,887     20,221     21,418     22,669     23,270
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